Ladenburg Thalmann & Co. Inc.

640 5th Ave., 4th Floor

New York, NY 10019

April 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention:	Benjamin Holt

James Lopez

Re:	Golden Star Acquisition Corporation - Initial Public Offering

Registration Statement on Form S-1

(File No. 333-261569)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Golden Star Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Washington D.C. time, on Monday, May 1, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between April 28, 2023 and the date hereof, in excess of 500 copies of the Preliminary Prospectus dated April 21, 2023 have been distributed as follows: 15 to prospective underwriters and dealers, in excess of 50 to institutional investors and 435 to retail investors.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan
	Name:	Steven Kaplan
	Title:	Head of Capital Markets